UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒   Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 29, 2016	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

“Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.”

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association of the Company (the “Articles”) and the rules for the meeting of the board of directors (《董 事 會 議 事 規 則 ) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the chairman of the Company, the third ordinary meeting (the “Meeting”) of the eighth session of the board of directors (the “Board”) was held by way of telecommunication on 29 November 2016.

The directors of the Company (the “Directors”) present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

Mr. Liu Shaoyong, being chairman of the Company, Mr. Ma Xulun, being vice chairman of the Company, Mr. Li Yangmin, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen, being Directors, and Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hong Ping, being independent non-executive Directors considered and passed the following resolutions:

I.	Considered and approved the resolution on “the entering into of the ‘Eastern Logistics Share Transfer Agreement’ between the Company and a wholly-owned subsidiary of CEA Holding and the transfer of 100% equity interest in Eastern Logistics”:

1.	It was agreed that the Company will transfer 100% equity interests in 東方航空物 流有限公司 (Eastern Air Logistics Co., Ltd.*) (“Eastern Logistics”) to 東方航空 產業投資有限公司 (Eastern Airlines Industry Investment Company Limited*) and enter into the “Eastern Logistics Share Transfer Agreement”, the consideration of which will be based on the result of appraisal conducted by asset-based approach with the reference date of 30 June 2016, i.e. RMB2,432,544,200. The president of the Company shall be authorized to take charge of the detailed implementation thereof;

2.	Agreed to the proposal of settlement of payables among the Company, Eastern Logistics and 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.*) (“China Cargo Airlines”). The president of the Company shall be authorized to take charge of the detailed implementation thereof;

3.	It was agreed that this resolution be submitted to the forthcoming shareholders’ general meeting for consideration and approval.

The resolution above is related to connected transactions. Mr. Liu Shaoyong, Mr. Xu Zhao, Mr. Gu Jiadan and Mr. Tian Liuwen, being connected Directors, abstained from voting at the Meeting in approving this resolution. The Directors (including the independent non-executive Directors) who participated in voting consider that the connected transactions of the Company are entered into on normal commercial terms, are in the interests of the Company and its shareholders as a whole and are fair and reasonable to the Company’s shareholders.

For details, please refer to the relevant announcement published on the website of the Stock Exchange of Hong Kong Limited on 29 November 2016 by the Company.

II.	Considered and approved the resolution on “the entering into of the ‘Bellyhold Space Management Agreement’ between the Company and China Cargo Airlines and engaging in the transactions contemplated thereunder”:

1.	It was agreed that the Company will entrust China Cargo Airlines to operate the businesses of bellyhold cargo sales, settlement and relevant operational support in all of its passenger flights (under the Company and its subsidiaries) and enter into the ‘Bellyhold Space Management Agreement’;

2.	Agreed to the cap amount for 2017 to 2019 in accordance with Shanghai Listing Rules for the management fee in respect of bellyhold space cargo carriage to be paid to China Cargo Airlines will be RMB300 million, RMB500 million and RMB700 million respectively;

3.	The president of the Company shall be authorized to take charge of the detailed implementation thereof.

The resolution above is related to connected transactions. Mr. Liu Shaoyong, Mr. Xu Zhao, Mr. Gu Jiadan and Mr. Tian Liuwen, being connected Directors, abstained from voting at the Meeting in approving this resolution. The Directors (including the independent non-executive Directors) who participated in voting consider that the connected transactions of the Company are entered into on normal commercial terms, are in the interests of the Company and its shareholders as a whole and are fair and reasonable to the Company’s shareholders.

Upon the signing of Bellyhold Space Management Agreement, the Company will further fulfill its obligations of information disclosure in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

III.	Considered and approved the resolution on “the entering into of the ‘Freight Logistics Daily Connected Transactions Framework Agreement’ between the Company and Eastern Logistics and engaging in the transactions contemplated thereunder”:

1.	Agreed to the entering into of the ‘Freight Logistics Daily Connected Transactions Framework Agreement’ between the Company and Eastern Logistics and engaging in the continuing connected transactions contemplated thereunder;

2.	It was agreed that the cap amount for 2017 to 2019 for the continuing connected transaction in the business support in freight logistics to be paid to the Company by Eastern Logistics will be RMB300 million, RMB375 million and RMB470 million respectively, and that the cap amount for the continuing connected transaction in the business support in cargo terminals to be paid by the Company to Eastern Logistics will be RMB500 million, RMB610 million and RMB750 million respectively;

3.	The president of the Company shall be authorized to take charge of the detailed implementation thereof.

The resolution above is related to connected transactions. Mr. Liu Shaoyong, Mr. Xu Zhao, Mr. Gu Jiadan and Mr. Tian Liuwen, being connected Directors, abstained from voting at the Meeting in approving this resolution. The Directors (including the independent non-executive Directors) who participated in voting consider that the connected transactions of the Company are entered into on normal commercial terms, are in the interests of the Company and its shareholders as a whole and are fair and reasonable to the Company’s shareholders.

For details, please refer to the relevant announcement published on the website of The Stock Exchange of Hong Kong Limited on 29 November 2016 by the Company.

The Board agreed to authorize the chairman or vice chairman of the Board to issue notice of general meetings, consider and approve the resolution on “the entering into of the ‘Eastern Logistics Share Transfer Agreement’ between the Company and a wholly-owned subsidiary of CEA Holding and the transfer of 100% equity interest in Eastern Logistics” and other resolutions which may need to be submitted to the shareholders’ general meeting for consideration and approval.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

29 November 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

* For identification purpose only